Exhibit 99.1

Viking Holdings Ltd Announces Pricing of Senior Unsecured Notes Offering by Viking Cruises Ltd

LOS ANGELES, September 29, 2025, Business Wire – Viking Holdings Ltd (“Viking”) (NYSE: VIK) today announced that its wholly owned subsidiary, Viking Cruises Ltd (“VCL”), has priced its private offering (the “Notes Offering”) of $1.7 billion aggregate principal amount of 5.875% Senior Notes due 2033 (the “Notes”). The offering of the Notes is expected to close on October 7, 2025, subject to customary closing conditions.

VCL intends to use the net proceeds from the Notes, together with cash on hand, to redeem all of its outstanding 5.875% Senior Notes due 2027 (the “2027 Unsecured Notes”) and refinance the finance leases that currently finance three ocean ships, the Viking Orion, the Viking Mars and the Viking Jupiter, and one expedition ship, the Viking Octantis.

This press release does not constitute a notice of redemption under the optional redemption provisions of the indenture governing the 2027 Unsecured Notes. Any redemption would be conditioned on the closing of the Notes Offering and made solely pursuant to the notice of redemption delivered pursuant to the indenture governing the 2027 Unsecured Notes and the information in this press release is qualified in its entirety by such notice.

The Notes are being offered only to persons reasonably believed to be “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons outside the United States under Regulation S under the Securities Act. The Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold without registration unless pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and all applicable state laws.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Cautionary Note Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to Viking’s current expectations and views with respect to the Notes Offering. In some cases, forward-looking statements can be identified by the use of words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on Viking’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond Viking’s control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, including the risks described in our filings with the Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

About Viking

Viking (NYSE: VIK) was founded in 1997 and provides destination-focused journeys on rivers, oceans and lakes around the world. Designed for curious travelers with interests in science, history, culture and cuisine, Chairman and

CEO Torstein Hagen often says Viking offers experiences For The Thinking Person™. Viking has more than 450 awards to its name, including being rated #1 for Rivers, #1 for Oceans and #1 for Expeditions by Condé Nast Traveler in the 2023 and 2024 Readers’ Choice Awards. Viking is also rated a “World’s Best” for rivers, oceans and expeditions by Travel + Leisure. No other travel company has simultaneously received the same honors by both publications.

Contact

Investor Relations

Email: investorrelations@viking.com

Public Relations

Email: vikingpr@edelman.com